April 16, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	New England Bancshares, Inc.

Registration Statement on Form S-4

Request for Acceleration of Effectiveness

File No. 333-158193

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, New England Bancshares, Inc. (the “Company”) hereby requests that said Registration Statement on Form S-4 be declared effective on April 17, 2009, or as soon thereafter as practicable.

In the event of any change to the requested effective date, Michael J. Brown, counsel to the Company, is hereby authorized to make any modified requests, orally or in writing, for acceleration of the effective date.

Furthermore, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding this request, please telephone Michael J. Brown of Luse Gorman Pomerenk & Schick, P.C. at (202) 274-2003.

Very truly yours, NEW ENGLAND BANCSHARES, INC.

/s/ Scott D. Nogles
Scott D. Nogles Executive Vice President and Chief Financial Officer